Exhibit 99.1

B Communications Ltd

(the “Company”)

The Company advises that an Extraordinary General Meeting of Shareholders (the “Meeting”) was held on August 8, 2019 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

(i)	To approve an arrangement pursuant to Section 350 of the Israeli Companies Law among the Company, debenture holders, the Company’s shareholders and investors led by the “Searchlight” group, as detailed in the Proxy Statement.

(ii)	The resolution to approve an exemption of liability with respect to office holders, employees and consultants, as detailed in the Proxy Statement, was not approved.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting of Shareholders on Form 6-K dated July 15, 2019.

Ami Barlev, CEO, commented: “The company is very pleased with the results of the meeting. This is a substantive approval which has been obtained for the transaction, and as part of a series of several approvals that were already received. At this stage, all approvals required for the transaction have been received, with the exception of mainly the Ministry of Communications approval and final court approval, which we expect to receive in the very near future.”

Forward-Looking Statements:

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.